FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2005

Australian and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6,100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

	By:	/s/ John Priestly
Company Secretary

Date 03 February 2005

2

Media Release

Corporate Affairs

100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 3 February 2005

John Dahlsen retires from the ANZ Board after 20 years

ANZ today announced Mr John Dahlsen’s retirement from the ANZ Board after having served as a director for 20 years.

Mr Dahlsen has served on the ANZ Board since 1985 and having reached the age of 70, is required to retire in accordance with ANZ’s Constitution.

ANZ Chairman Mr Charles Goode said: “John Dahlsen has made a very substantial contribution to ANZ over an unusually long period as a director, which demonstrates the importance of continuity and the retention of governance perspectives across business cycles.”

“John’s contribution to ANZ has not only been over an extended period, but has been of a very high quality reflecting his keen legal and analytical mind and his considerable business knowledge and expertise. His contribution to the Board has always been enquiring and insightful. Recently, John made a special contribution to the repositioning of ANZ’s Australian personal banking business and the rollout of the Restoring Customer Faith program,” Mr Goode said.

During 2004 three Directors were added to the ANZ Board to provide for the transitioning associated with the planned retirement of Mr John Dahlsen and Dr Brian Scott during 2005.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Lodged elect 3/2/03.

A S I C
Australian Securities and Investments Commission

Change to company details
Form 484 - Corporations Act 2001
If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Section B
Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:
B1 Appoint company officeholder
B2 Cease company officeholder
B3 Change to special purpose company status

Related Forms
	484 A	change of address, name (officeholders or members), details (ultimate holding company)
	484 C	issue/cancel shares, change share structure and members register

Company details	Company name
AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
	ACN / ABN	Corporate Key
005 357 522

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

☐ Director

Role of appointed officer	☐ Secretary

☐ Alternate director

Date of appointment	Date
/ /

Name	The name of the appointed officerholder is
	Family name	Given names

Place of birth

Date of birth
/ /

Former name	Their previous name was

	Family name	Given names

Residential address	The residential address of the appointed officeholder is

If an ‘Alternate director’, for whom	The person ‘Alternate director’ is alternate for

	Family name	Given names

Expiry date
/ /

Has the role been extended?
☐ Yes

☐ No

Terms of appointment

B1 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

☐ Director

Role of appointed officer	☐ Secretary

☐ Alternate director

Date of appointment	Date
/ /

Name	The name of the appointed officeholder is

	Family Name	Given names

Place of birth

Date of birth
/ /

Former name	Their previous name was

	Family name	Given names

Residential address	The residential address of the appointed officeholder is

If an ‘Alternate director’, for whom	The person ‘Alternate director’ is alternate for

	Family name	Given names

Expiry date
/ /

Has the role been extended?
☐ Yes

☐ No

Terms of appointment

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder	☒ Director

☐ Secretary

☐ Alternate director

Date officeholder ceased	Date
03/02/2005

Name	The name of the ceased officeholder is

	Family Name	Given names
	DAHLSEN	JOHN CHRISTIAN

Place of birth
BAIRNSDALE, VIC

Date of birth
3/02/1935

B2 Continued... Cease another company officeholder

Role of ceased officeholder		☐ Director

☐ Secretary

☐ Alternate director

Date officeholder ceased		Date
/ /

Name		The name of the ceased officeholder is

	Family Name	Given names

Place of birth

Date of birth
/ /

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is	Commence

		☐	Home unit company

		☐	Superannuation trustee company

		☐	For charitable purposes only

	☐	Cease

Date of change
/ /

Signature

This form must be signed by a current director or secretary of the company

I certify that the information in this form is true and correct.

Name
PRIESTLEY, JOHN WILLIAM
Capacity
☐ Director

☒ Company secretary

Signature
/s/ John William Priestley

Date signed
03/02/2005

Lodging Party Details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details	ASIC registered agent name
If this form is being lodged by an ASIC	COMPANY SECRETARY’S OFFICE FOR ANZ BANK

registered agent, please complete	ASIC registered agent number
agent name and number	7159

Queries about this form	If there is a query regarding this form, ASIC should contact
☐	Signatory above

You can nominate an officeholder	☒	ASIC registered agent above

Lodging party or ASIC registered agent	☐	Name of lodging party

Address

DX Number	DX City/suburb

Telephone Number

*           Mail

Send completed and signed forms to:

Australian Securities and Investments Commission

Locked Bag 4000, Gippsland Mall Centre, VIC, 3841

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company ofﬁceholder	C1 Cancellation of shares
A2 Change of name - ofﬁceholders or members	B2 Appoint company ofﬁceholder	C2 Issue of shares
A3 Change - ultimate holding company	B3 Special purpose company	C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details	Company name
Australia and New Zealand Banking Group Limited
Refer to guide for information about corporate key	ACN/ABN	Corporate key
11 005 357 522

Lodgement details	Who should ASIC contact if there is a query about this form? Name
Minas Frangoulis
ASIC registered agent number (if applicable)
7159
Telephone number
(03) 9273-4636
Postal address
Level 6/100 Queen Street

Melbourne Victoria 3000
Total number of pages including this cover sheet	Please provide an estimate of the time taken to complete this form.
6	0	hrs	15	mins

Signature

This form must be signed by a current ofﬁceholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.
Name
John William Priestley
Capacity
☐ Director
☒ Company secretary
Signature

Date signed
0	2	/	0	2	/	0	5
[D	D]		[M	M]		[Y	Y]

Lodgement	Send completed and signed forms to: Australian Securities and Investments Commission, PO Box 4000, Gippsland Mail Centre VIC 3841.	For help or more information Telephone 03 5177 3988 Email info.enquiries@asic.gov.au Web www.asic.gov.au

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

Section C completion guide

Standard share codes Refer to the following table for the share class codes for sections C1, C2, C3 and C4	Share class code	Full title	Share class code	Full title
	A	A	PRF	preference
	B	B…etc	CUMP	cumulative preference
	EMP	employee’s	NCP	non-cumulative preference
	FOU	founder’s	REDP	redeemable preference
	LG	life governor’s	NRP	non-redeemable preference
	MAN	management	CRP	cumulative redeemable preference
	ORD	ordinary	NCRP	non-cumulative redeemable preference
	RED	redeemable	PARP	participative preference
	SPE	special

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

			C1- Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register

Issue of shares

☐		Proprietary company	Not required	☒	☒	☒

Public company

	☐	if in response to the Annual company statement	Not required	☒	☒	☒

	☐	if not in response to the Annual company statement	Not required	☒	Not required	Not required

Cancellation of shares

☐		Proprietary company	☒	Not required	☒	☒
Public company

	☐	if in response to the Annual company statement	☒	Not required	☒	☒

	☒	if not in response to the Annual company statement	☒	Not required	Not required	Not required

Transfer of shares

☐		Proprietary company	Not required	Not required	Not required	☒
Public company

	☐	if in response to the Annual company statement	Not required	Not required	Not required	☒

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

Changes to amounts paid

☐		Proprietary company	Not required	Not required	☒	☒
Public company

	☐	if in response to the Annual company statement	Not required	Not required	☒	☒

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

Changes to beneficial ownership

☐		Proprietary company	Not required	Not required	Not required	☒
Public company

	☐	if in response to the Annual company statement	Not required	Not required	Not required	☒

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation Please indicate the reason that shares have been cancelled (select one or more boxes)		Redeemable preference shares – S.254J

		☐	Redeemed out of profits

		☐	Redeemed out of proceeds of a fresh issue of shares

Capital reduction – S.256A – S.256E

		☐	Single shareholder company

		☐	Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. – ss.257H(3)

		☐	Minimum holding buy-back by listed company

		☒	Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

	☐	Forfeited shares – S.258D

Shares returned to a public company – ss.258E(2) & (3)

		☐	Under section 651C, 724(2), 737 or 738

		☐	Under section 1325A (court order)

	☐	Other
Description

Give section reference

Details of cancelled shares	List the details of shares cancelled in the following table
	Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	ORD	10,000	$206,000
	ORD	170,000	$3,534,300
	ORD	175,000	$3,616,305
	ORD	500,000	$10,323,050
	ORD	319,512	$6,508,874.80

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.
1	3	/	0	1	/	0	5
[D	D]		[M	M]		[Y	Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

		/			/
[D	D]		[M	M]		[Y	Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐

Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐	No if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D	D]		[M	M]		[Y	Y]
		/			/

Lodgement details	Is this document being lodged to update the Annual Company Statement that was sent to you?
	☐	Yes
	☐	No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

•    If there are 20 members or less in a share class, all changes need to be noti?ed

•    If there are more than 20 members in a share class, only changes to the top twenty need be noti?ed (s178B)

•    If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to Please indicate the name and address of the member whose shareholding has changed	☐ Family name	Given names

OR
☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City
State/Territory

	Postcode	Country (if not Australia)

Earliest date of change Please indicate the earliest date that any of the following changes occurred	Date of change
			/			/
	[D	D]		[M	M]		[Y	Y]

The changes are

Share class code	Shares increased by …(number)	Shares decreased by …(number)	Total number now held	*Total $paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member’s name in register (New members only)	Date of entry
			/			/
	[D	D]		[M	M]		[Y	Y]

C4 Continued… Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

•    If there are 20 members or less in a share class, all changes need to be noti?ed

•    If there are more than 20 members in a share class, only changes to the top twenty need be noto?ed (s178B)

•    If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to Please indicate the name and address of the member whose shareholding has changed	☐ Family name	Given names

OR
☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City
State/Territory

	Postcode	Country (if not Australia)

Earliest date of change Please indicate the earliest date that any of the following changes occurred	Date of change
			/			/
	[D	D]		[M	M]		[Y	Y]

The changes are

Share class code	Shares increased by …(number)	Shares decreased by …(number)	Total number now held	*Total $paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member’s name in register (New members only)	Date of entry
			/			/
	[D	D]		[M	M]		[Y	Y]

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company of?ceholder	C1 Cancellation of shares
A2 Change of name – of?ceholders or members	B2 Appoint company of?ceholder	C2 Issue of shares
A3 Change - ultimate holding company	B3 Special purpose company	C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details	Company name
Australia and New Zealand Banking Group Limited
Refer to guide for information about corporate key	ACN/ABN	Corporate key
11 005 357 522

Lodgement details	Who should ASIC contact if there is a query about this form? Name
Minas Frangoulis
ASIC registered agent number (if applicable)
7159
Telephone number
(03) 9273-4636
Postal address
Level 6/100 Queen Street

Melbourne Victoria 3000
Total number of pages including this cover sheet	Please provide an estimate of the time taken to complete this form.
6	0	hrs	5	mins

Signature

This form must be signed by a current of?ceholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.
Name
John William Priestley
Capacity
☐ Director
☒ Company secretary
Signature

Date signed
0	2	/	0	2	/	0	5
[D	D]		[M	M]		[Y	Y]

Lodgement	Send completed and signed forms to: Australian Securities and Investments Commission, PO Box 4000, Gippsland Mail Centre VIC 3841.	For help or more information Telephone 03 5177 3988 Email info.enquiries@asic.gov.au Web www.asic.gov.au

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

Section C completion guide

Standard share codes	Share class code	Full title	Share class code	Full title
Refer to the following table for	A	A	PRF	preference
the share class codes for sections	B	B…etc	CUMP	cumulative preference
C1, C2, C3 and C4	EMP	employee’s	NCP	non-cumulative preference
	FOU	founder’s	REDP	redeemable preference
	LG	life governor’s	NRP	non-redeemable preference
	MAN	management	CRP	cumulative redeemable preference
	ORD	ordinary	NCRP	non-cumulative redeemable
preference
	RED	redeemable	PARP	participative preference
	SPE	special

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

			C1- Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register

Issue of shares

☐		Proprietary company	Not required	☒	☒	☒

Public company

	☐	if in response to the Annual company statement	Not required	☒	☒	☒

	☐	if not in response to the Annual company statement	Not required	☒	Not required	Not required

Cancellation of shares

☐		Proprietary company	☒	Not required	☒	☒

Public company

	☐	if in response to the Annual company statement	☒	Not required	☒	☒

	☒	if not in response to the Annual company statement	☒	Not required	Not required	Not required

Transfer of shares

☐		Proprietary company	Not required	Not required	Not required	☒

Public company

	☐	if in response to the Annual company statement	Not required	Not required	Not required	☒

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

Changes to amounts paid

☐		Proprietary company	Not required	Not required	☒	☒

Public company

	☐	if in response to the Annual company statement	Not required	Not required	☒	☒

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

Changes to beneficial ownership

☐		Proprietary company	Not required	Not required	Not required	☒

Public company

	☐	if in response to the Annual company statement	Not required	Not required	Not required	☒

	☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

1

C1 Cancellation of shares

Reason for cancellation Please indicate the reason that shares have been cancelled (select one or more boxes)		Redeemable preference shares – S.254J

		☐	Redeemed out of profits

		☐	Redeemed out of proceeds of a fresh issue of shares

Capital reduction – S.256A – S.256E

		☐	Single shareholder company

		☐	Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. – ss.257H(3)

		☐	Minimum holding buy-back by listed company

		☒	Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

	☐	Forfeited shares – S.258D

Shares returned to a public company – ss.258E(2) & (3)

		☐	Under section 651C, 724(2), 737 or 738

		☐	Under section 1325A (court order)

	☐	Other
Description

Give section reference

Details of cancelled shares	List the details of shares cancelled in the following table
	Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
	ORD	350,000	$7,132,125

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.
2	0	/	0	1	/	0	5
[D	D]		[M	M]		[Y	Y]

2

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

		/			/
[D	D]		[M	M]		[Y	Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐

Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐	No if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D	D]		[M	M]		[Y	Y]
		/			/

Lodgement details	Is this document being lodged to update the Annual Company Statement that was sent to you?
	☐	Yes
	☐	No

3

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

•    If there are 20 members or less in a share class, all changes need to be notiﬁed

•    If there are more than 20 members in a share class, only changes to the top twenty need be notiﬁed (s178B)

•    If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to Please indicate the name and address of the member whose shareholding has changed	☐ Family name	Given names

OR
☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City
State/Territory

	Postcode	Country (if not Australia)

Earliest date of change Please indicate the earliest date that any of the following changes occurred	Date of change
			/			/
	[D	D]		[M	M]		[Y	Y]

The changes are

Share class code	Shares increased by …(number)	Shares decreased by …(number)	Total number now held	*Total $paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member’s name in register (New members only)	Date of entry
			/			/
	[D	D]		[M	M]		[Y	Y]

4

C4 Continued… Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

•    If there are 20 members or less in a share class, all changes need to be notiﬁed

•    If there are more than 20 members in a share class, only changes to the top twenty need be notiﬁed (s178B)

•    If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to Please indicate the name and address of the member whose shareholding has changed	☐ Family name	Given names

OR
☐ Company name

ACN/ARBN/ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City
State/Territory

	Postcode	Country (if not Australia)

Earliest date of change Please indicate the earliest date that any of the following changes occurred	Date of change
			/			/
	[D	D]		[M	M]		[Y	Y]

The changes are

Share class code	Shares increased by …(number)	Shares decreased by …(number)	Total number now held	*Total $paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member(y/n)

* Public companies are not required to provide these details

Date of entry of member’s name in register (New members only)	Date of entry
			/			/
	[D	D]		[M	M]		[Y	Y]

5

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN
11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	206,591

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		206,591 Fully Paid Shares
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes, pari passu with existing ordinary shares

	If the additional securities do not rank equally, please state:
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

5	Issue price or consideration	32,325 shares 27,750 shares 53,750 shares 13,750 shares 57,340 shares 2,978 shares 4,321 shares 5,514 shares 5,332 shares 2,794 shares 737 shares	at $12.98 each at $13.91 each at $14.20 each at $14.61 each at $16.33 each at $17.34 each at $17.55 each at $17.60 each at $18.03 each at $18.22 each at $20.68 each

6	Purpose of the issue	206,591 shares issued on exercise of options.
(If issued as consideration for the acquisition of assets, clearly identify those assets)

7	Dates of entering + securities into uncertificated holdings or despatch of certificates	32,242 shares 16,540 shares 12,023 shares 22,398 shares 34,303 shares 7,175 shares 7,644 shares 20,510 shares 6,375 shares 16,004 shares 31,377 shares	05 January 2005 06 January 2005 07 January 2005 11 January 2005 12 January 2005 13 January 2005 14 January 2005 17 January 2005 18 January 2005 19 January 2005 20 January 2005
		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,825,917,829	Ordinary fully paid

		10,000,000	2003 ANZ Stapled Exchangeable Preferred Securities

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	39,163,250	Options on issue
		350,000	2003 Redeemable Preference Shares.

		750,000	2003 Redeemable Preference Shares (Series 2).

		500,000	December 2004 Euro Preference Shares
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36		☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	☐	A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)
(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1                                          +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2                                          We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                          We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                          We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 24 January 2005
Secretary

Print name:	John Priestley